SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)(1)
                             Tremont Advisers, Inc.


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                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                    894729201
                                 (CUSIP Number)

                               Robert I. Schulman
                           c/o Tremont Advisers, Inc.
                                555 Fremd Avenue
                               Rye, New York 10580
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                               - with copies to -

                             Stephen Rosenberg, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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    (1) The  remainder  of this cover  page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 7 Pages

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CUSIP No. 894729201                                       Page 2 of 7 Pages

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1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert I. Schulman

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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a) [ ]
                                                                      (b) [ ]
     Inapplicable

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3.   SEC USE ONLY


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4.   SOURCES OF FUNDS

     PF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)


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6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States

     United States

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                    7.   SOLE VOTING POWER                 508,450

   NUMBER OF
    SHARES          ------------------------------------------------------------
 BENEFICIALLY       8.   SHARED VOTING POWER                     0
   OWNED BY
     EACH
  REPORTING         ------------------------------------------------------------
 PERSON WITH        9.   SOLE DISPOSITIVE POWER            533,838


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                    10.  SHARED DISPOSTIVE POWER                 0


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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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12.  CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES *

     Inapplicable

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     10.07%

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14. TYPE OF REPORTING PERSON*

    IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 894729201                                       Page 3 of 7 Pages

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ITEM 1 Security and Issuer

     Title of Class of Securities

          Class B common stock $.01 par value per share (the "Shares")

     Name and Address of Issuer

          Tremont Advisers, Inc. (the "Company" or the "Issuer")
          555 Theodore Fremd Avenue
          Rye, New York  10580

ITEM 2 Identity and Background

     (a)  Robert I. Schulman ("Mr. Schulman")

     (b)  c/o Tremont  Advisers,  Inc.
          555 Theodore Fremd Avenue
          Rye, New York 10580

     (c) Mr. Schulman is the President and Co-Chief Operating Officer and a director of the Issuer whose address is set forth in Item 1 above.

     (d) During the past five years Mr. Schulman has not been convicted in a criminal proceeding.

     (e) During the past five years Mr. Schulman has not been a party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining him from or mandating activities subject to federal or state securities laws, or finding him in violation of such laws.

     (f)  United States

ITEM 3 Source and Amount of Funds or Other Consideration

     Of the 533,837 Shares owned by Mr. Schulman,:

     o 345,637 were acquired by Mr. Schulman upon his exercise of stock options using personal funds.

     o 13,208 Shares are owned by the Tremont Advisers, Inc. Savings Plan (the "Plan"). The Shares were purchased at the direction of Mr. Schulman using Mr. Schulman's contributions to the Plan. Mr. Schulman has investment discretion over these Shares but does not have voting power over these Shares.

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CUSIP No. 894729201                                       Page 4 of 7 Pages

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     o    162,812  Shares are subject to  currently  exercisable  stock  options granted to Mr. Schulman by the Company. Mr. Schulman also owns options to purchase an additional 15,625 Shares but these options are not exercisable within sixty days after the date hereof.

     o 3,068 Shares are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. These shares of Class A Common Stock are owned are owned by the Plan. The Shares were purchased at the direction of Mr. Schulman using Mr. Schulman's contributions to the Plan. Mr. Schulman has investment discretion over these Shares but does not have voting power over these Shares.

     o The balance, 9,112 Shares, are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. These shares of Class A Common Stock are owned by the Plan and were purchased at the direction of the Plan's trustees using employer contributions to the Plan. Mr. Schulman was granted investment discretion over these Shares as of December 31, 2000

ITEM 4 Purpose of Transaction

The purpose of the transactions reported by this Schedule D is investment in the securities of the Issuer. Mr. Schulman is the President and Co-Chief Operating Officer and a director of the Issuer and, as such, is eligible to be granted options to purchase additional shares of the Issuer's Class B Common Stock under its 1998 Stock Option Plan. Other than as described above, Mr. Schulman does not have any plans or proposals which would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;




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CUSIP No. 894729201                                       Page 5 of 7 Pages

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     (g)  changes in the Issuer's charter, by-laws or instruments  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.

ITEM 5 Interest in Securities of the Issuer

     (a)-(b) As of the date of this Schedule 13-D, Mr. Schulman owns 533,838 shares of the Issuer's Class B Common Stock, representing approximately 10.07% of the Issuer's Class B Common Stock outstanding as of December 31, 2000 (based upon information obtained from the Issuer). Mr. Schulman has sole investment discretion and voting power with respect to all such shares except he does not having power over 25,388 of such shares which are owned of record by the Tremont Advisers, Inc. Savings Plan. 154,812 of such shares are subject to options exercisable within 60 days after the date of this Schedule 13-D.

     (c) Mr. Schulman engaged in the below described transactions in shares of the Issuer's Class B Common Stock within sixty days prior to the date of this Schedule 13-D:

          o On November 2, 2000, Mr. Schulman sold 500 shares of the Company's Class B Common Stock for a $13.00 per share purchase price in a broker transaction on the NASDAQ Small Cap Market.

          o On November 3, 2000, Mr. Schulman sold 700 shares of the Company's Class B Common Stock for a $12.375 per share purchase price in a broker transaction on the NASDAQ Small Cap Market.

          o On November 8, 2000, Mr. Schulman sold 500 shares of the Company's Class B Common Stock for a $12.00 per share purchase price in a broker transaction on the NASDAQ Small Cap Market.

          o On November 9, 2000, Mr. Schulman sold 500 shares of the Company's Class B Common Stock for a $11.875 per share purchase price in a broker transaction on the NASDAQ Small Cap Market.

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CUSIP No. 894729201                                       Page 6 of 7 Pages

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          o    On  November  10,  2000,  Mr.  Schulman  sold 400  shares  of the
               Company's Class B Common Stock for a $12.00 per share purchase price in a broker transaction on the NASDAQ Small Cap Market.

          o On November 10, 2000, Mr. Schulman sold 300 shares of the Company's Class B Common Stock for a $12.125 per share purchase price in a broker transaction on the NASDAQ Small Cap Market.

          o On November 14, 2000, Mr. Schulman sold 1,600 shares of the Company's Class B Common Stock for a $12.00 per share purchase price in a broker transaction on the NASDAQ Small Cap Market.

          o On November 14, 2000, Mr. Schulman sold 1,000 shares of the Company's Class B Common Stock for a $11.875 per share purchase price in a broker transaction on the NASDAQ Small Cap Market.

          o On November 15, 2000, Mr. Schulman sold 700 shares of the Company's Class B Common Stock for a $11.50 per share purchase price in a broker transaction on the NASDAQ Small Cap Market.

          o On November 16, 2000, Mr. Schulman sold 900 shares of the Company's Class B Common Stock for a $11.75 per share purchase price in a broker transaction on the NASDAQ Small Cap Market.

          o On November 16, 2000, Mr. Schulman sold 200 shares of the Company's Class B Common Stock for a $11.25 per share purchase price in a broker transaction on the NASDAQ Small Cap Market.

          o On November 17, 2000, Mr. Schulman sold 10,000 shares of the Company's Class B Common Stock for a $11.00 per share purchase price in a private non-broker transaction.

          o On December 18, 2000, Mr. Schulman acquired shares of the Company's Class B Common Stock for a $1.12 per share option exercise price.

          o On December 18, 2000, Mr. Schulman sold 27,250 shares of the Company's Class B Common Stock for a $9.00 per share purchase price in a disposition to the Issuer pursuant to Rule 16(b)(3) promulgated under the Exchange Act of 1934.

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CUSIP No. 894729201                                       Page 7 of 7 Pages

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          o    In addition,  on  November 16, 2000,  Mr.  Schulman  gifted 2,000 shares of the Company's Class B Common Stock having with a market value of $12.00 per share.

     (d)  Inapplicable.

     (e)  Inapplicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     None.


ITEM 7 Material to Be Filed as Exhibits


     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 8, 2001
                                               ---------------------------------
                                               (Dated)

                                               /s/ Robert I. Schulman
                                               ---------------------------------
                                               (Signature)

                                               Co-Chief Executive Officer
                                               ---------------------------------
                                               (Title)